FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: C21 INVESTMENTS INC. (the “Issuer”).

Trading Symbol: CXXI

Number of Outstanding Listed Securities: 58,505,256 common shares as at January 31, 2018

Date: February 6, 2019

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)

Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

Property Transactions Closed

The Issuer completed several previously announced property acquisitions in the month of January 2019. Refer to item 7 below for particulars.

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

Final Tranche Private Placement Closed January 30, 2019

On January 30, 2019, the Issuer closed the final tranche of its brokered syndicated private placement of units for gross proceeds of C$9,836,000. Each Unit consists of one $1,000 principal amount 10% unsecured convertible debenture (a “Debenture”) and one-half of one non-transferable debenture warrant (each whole warrant a “Warrant”). Each Warrant entitles the holder to purchase, for period of 24 months from the date of issue, one additional $1,000 principal amount 10% unsecured convertible debenture (a “Warrant Debenture”) at an exercise price of $1,000 per Warrant Debenture. The Debentures are convertible to common shares of C21 Investments at a price of $0.80 per common share. The Warrant Debentures are convertible into common shares of the Issuer at a price of $0.90 per common share. The Debentures and Warrant Debentures will mature two years from the date of issue of the Debentures. The Units, Debentures, Warrants, Warrant Debentures and the common shares issuable upon conversion of the Debentures and Warrant Debentures are subject to resale restrictions under applicable Canadian securities laws for a period of four months following the closing date.

Net proceeds from the Offering are intended to be used primarily to complete previously announced acquisitions in the United States, and to upgrade and expand the acquired businesses.

Refer to Item 14 below, and also to press release dated January 30, 2019 for complete details.

2.	Provide a general overview and discussion of the activities of management.

Management continues working to complete outstanding acquisitions and to pursue further acquisitions in the US cannabis market, to build out its management team, and to integrate the operations acquired.

3.

Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.

Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.

Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

In connection with the Silver State acquisition described in item 7 below, the Issuer entered into a consulting agreement with Mr. Sonny Newman under which he will provide oversight and direction for the operation and expansion of the Issuer’s business and assist in identifying opportunities in the cannabis industry in consideration of a services fee in an amount equal to 5% of the Issuer’s net operating profit in Nevada. Mr. Newman became an insider of the Issuer on completion of the Silver State acquisition by reason of the acquisition of common shares in the Issuer by the Newman Family 1999 Trust (the “Newman Trust”).

6.

Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not applicable.

7.

Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

On January 15, 2019 the Issuer completed the acquisition of Silver State Relief and Silver State Cultivation, being private limited liability companies existing under the laws of Nevada (“Silver State”). Silver State carries on the business of cannabis cultivation, processing and extraction and the retail sale of cannabis products under license from the Nevada Department of Taxation from leased premises in Sparks, Nevada and Fernley, Nevada. Refer to Amended Form 9 filed January 14, 2019.

In consideration for Silver State, the Issuer paid US$9,000,000 by the application of prior deposits and issued the Trust:

(i)	a Convertible Note in the principal amount of Cdn$12,500,000, which was immediately converted into 12,500,000 common shares at a deemed value of Cdn$1.00 per share; and

(ii)	a US$30,000,000 secured promissory note bearing interest at 10% per annum, payable in quarterly instalments, to be amortized over the period ending June 2020.

The consideration was determined by arm’s length negotiations with Mr. Newman.

On January 24, 2019 the Issuer completed its acquisition of Megawood Enterprises Inc., being the owner of the Pure Green Dispensary in Portland, Oregon (“Pure Green”). Pure Green is a well-established 3,000 square foot retail dispensary of both medical and recreational products. Refer to Form 9 filed July 17, 2018.

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

In consideration for Pure Green, the Issuer paid US$825,000 as follows:

(i)	US$280,000 in cash plus an assumption of debt of $370,000; and

(ii)	US$175,000 by the issue of a non-interest bearing convertible promissory note in such amount.

8.	Describe the acquisition of new customers or loss of customers.

Not applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Not applicable

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not applicable.

12.

Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not applicable.

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	12,500,000	(2)	Partial consideration for acquisition of Silver State, Nevada
Unit Debentures	9,825	(3)	Proceeds are intended to be used primarily to complete previously announced acquisitions in the United States and to upgrade and expand the acquired businesses.

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Warrant Debentures	4,912	(3)	N/A
Agent’s Compensation Warrants	557	(4)	N/A
Common Shares	940,810	(5)	N/A

(1)	State aggregate proceeds and intended allocation of proceeds

(2)

On January 15, 2019 a convertible note in the principal amount of Cdn$12,500,000 was issued as partial consideration for Silver State Nevada, which note was immediately converted into 12,500,000 common shares at a deemed value of Cdn$1.00 per share.

(3)

On January 30, 2019 the Issuer closed its private placement (the “Final Private Placement”) by the issuance of 9,825 Units for gross proceeds of $9,825,000. Each Unit consists of (i) one $1,000 principal amount 10% unsecured convertible debenture (the “Debenture”) and (ii) one-half of one non-transferable debenture warrant (each whole warrant, a “Warrant”). Each whole Warrant entitles the holder to purchase one additional $1,000 principal amount 10% unsecured convertible debenture at an exercise price of $1,000 per Warrant Debenture, exercisable until January 30, 2021. The Debentures are convertible at the holder’s option into common shares of the Issuer at a price of $0.80 per common share. Each Warrant will entitle the holder to purchase one additional Debenture (the “Warrant Debenture”)at $1,000 per Warrant Debenture at any time until January 30, 2021. Each Warrant Debenture will have the same terms and conditions as the Debentures, but the conversion price of each Warrant Debenture will be $0.90 per common share. No fractional common shares will be issued on conversion.

(4)

On January 30, 2019 in connection with the Final Private Placement, the agents received 557 Agent’s Compensation Warrants. Each Agent`s Compensation Warrant is exercisable to purchase one Unit at $1,000 at any time prior to January 30, 2021.

(5)

On January 25, 2019, KCD Oregon, LLC exercised its right, as an assignee of Proudest Monkey Holdings, LLC, to receive 940,810 common shares on surrender of a share payment note issued in connection with the Eco Firma Farms acquisition, as amended.

15.	Provide details of any loans to or by Related Persons.

Not applicable.

16.	Provide details of any changes in directors, officers or committee members.

Chris Cherry resigned as a director on January 24, 2019. The directors and officers are now comprised as follows:

Robert Cheney:	President, CEO, Director
Michael Kidd:	Secretary, CFO, Director
Len Werden:	Director
Keturah Nathe:	Director
D. Bruce Macdonald:	Director
Skyler Pinnick:	Director

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

FORM 7 – MONTHLY PROGRESS REPORT
January 2019

The Issuer currently operates in the U.S. states of Oregon and Nevada. The cultivation, sale and use of cannabis are legal in the states of Oregon and Nevada, but illegal under US federal law. In the opinion of management of the Issuer, the trend in the political and regulatory environment continues to move in favour of further legalisation.

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated February 6, 2019.	“Michael Kidd”
Michael Kidd, CFO/Secretary

Issuer Details	For Month End	Date of Report
Name of Issuer		YY/MM/D

C21 Investments Inc.	January 31, 2019	2019/02/06
Issuer Address
Suite 303, 595 Howe Street
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.

Vancouver, B.C. V6C 2T5	(604) 718-2808	(604) 336-8613
Contact Name	Contact Position	Contact Telephone No.

Michael Kidd	CFO/Secretary	(604) 336-8613
Contact Email Address	Web Site Address

mkidd@cxxi.ca	www.cxxi.ca

FORM 7 – MONTHLY PROGRESS REPORT
January 2019